Filed Pursuant to Rule 424(b)(3)

Registration No. 333-211513

NortonLifeLock Inc.

60 E Rio Salado Parkway, Suite 1000

Tempe, Arizona 85281

(650) 527-8000

Prospectus Supplement No. 11

(to Prospectus dated July 26, 2019)

_________________________________________________

This Prospectus Supplement No. 11 supplements the prospectus, dated July 26, 2019 (the “Prospectus”), which was declared effective by the U.S. Securities and Exchange Commission (the “Commission”) on August 6, 2019, and which forms a part of our Post-Effective Amendment No. 3 to our Registration Statement on Form S-3 on Form S-1 (Registration No. 333-211513). This Prospectus Supplement No. 11 is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 8-K, filed with the Commission on November 12, 2019 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement No. 11.

The Prospectus and this Prospectus Supplement No. 11 relate to the registration of $500,000,000 in aggregate principal amount of our 2.500% Convertible Senior Notes due 2021 (the “notes”) and the shares of our common stock, par value $0.01, issuable upon conversion of the notes for resale by the selling securityholders identified in the Prospectus.

This Prospectus Supplement No. 11 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 11 supersedes the information contained in the Prospectus.

The notes are not listed on any securities exchange. Our common stock is listed on the Nasdaq Global Select Market and trades under the symbol “NLOK.” On November 12, 2019, the closing sale price of our common stock was $24.20 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of the Prospectus, as well as those risk factors contained in the accompanying prospectus supplements and the documents included or incorporated by reference herein or therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 11 is November 12, 2019.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 11, 2019

NortonLifeLock Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	000-17781	77-0181864
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

60 E. Rio Salado Parkway, Suite 1000, Tempe, AZ	85281
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code (650) 527-8000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	NLOK	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously reported, NortonLifeLock Inc. (the “Company”) entered into (i) an investment agreement, dated as of February 3, 2016, as amended by that First Amendment to Investment Agreement, dated as of March 2, 2016 and that Second Amendment to Investment Agreement, dated as of June 12, 2016 (as amended, modified or supplemented, the “Silver Lake Investment Agreement”) with Silver Lake Partners IV Cayman (AIV II), L.P. (“Silver Lake”) relating to the issuance to Silver Lake (or its designated affiliates) of $500 million aggregate principal amount of 2.50% convertible unsecured notes due 2021 (the “2.50% Notes”) and (ii) an investment agreement, dated as of June 12, 2016, as amended by that Amendment to Investment Agreement, dated as of July 31, 2016 (as amended, modified or supplemented, the “Bain and Silver Lake Investment Agreement” and together with the Silver Lake Investment Agreement, the “Investment Agreements”) with Bain Capital Fund XI, L.P. and Bain Capital Europe Fund IV, L.P. (collectively, “Bain”) and Silver Lake (together with Bain and their respective designated affiliates, the “Purchasers”) relating to the issuance to the Purchasers of $1.25 billion aggregate principal amount of 2.00% convertible unsecured notes due 2021 (the “2.00% Notes”). In connection with the issuance of (i) the 2.50% Notes, the Company and Wells Fargo Bank, National Association (“Wells Fargo”), as trustee, previously entered into an Indenture, dated as of March 4, 2016 (the “2.50% Notes Indenture”), and (ii) the 2.00% Notes, the Company and Wells Fargo Bank, as trustee, previously entered into an Indenture, dated as of August 1, 2016 (the “2.00% Notes Indenture”).

On November 11, 2019, the parties to the Investment Agreements agreed that if and when the Company pays a special dividend of $12.00 to its stockholders, the Company would make a payment of $12.00 for each share underlying $250 million of the $500 million outstanding principal amount of the 2.50% Notes, and $12.00 for each share underlying $625 million of the $1,250 million outstanding principal amount of the 2.00% Notes, in each case in lieu of a conversion price adjustment. The remaining notes would receive a conversion price adjustment with respect to such special dividend. The parties to the Silver Lake Investment Agreement also agreed that they would amend the terms of the 2.50% Notes Indenture to, among other things, (i) extend the maturity date by one year (to April 1, 2022), (ii) limit the right of the holders to convert such notes prior to the date that is six months prior to the extended maturity date, (iii) remove the Company’s redemption right thereunder, (iv) remove the right of the holders to require the Company to repurchase such notes in the year preceding the maturity date, and (v) revise the prices and adjustments in the table set forth therein that apply in the event of a “Make Whole Fundamental Change” to account for the extension of the maturity of such notes and, in the case of the notes that will receive a conversion price adjustment, to account for such conversion price adjustment.

Similarly, the parties to the Bain and Silver Lake Investment Agreement agreed that they would amend the terms of the 2.00% Notes Indenture to, among other things, (i) extend the maturity date by one year (to August 15, 2022), (ii) limit the right of the holders to convert such notes prior to the date that is six months prior to the extended maturity date, and (iii) revise the prices and adjustments in the table set forth therein that apply in the event of a “Make Whole Fundamental Change” to account for the extension of the maturity of such notes and, in the case of the notes that will receive a conversion price adjustment, to account for such conversion price adjustment.

To facilitate this treatment with respect to the special dividend, the parties agreed to the exchange of $250 million of the $500 million outstanding principal amount of the 2.50% Notes and $625 million of the $1,250 million outstanding principal amount of the 2.00% Notes for new notes to be issued under new indentures at the time such special dividend is paid, and which would be on substantially the same terms as the notes for which they were exchanged, except with respect to adjustments to the conversion price and the prices and adjustments in the tables set forth in the indentures that apply in the event of a “Make Whole Fundamental Change.”

The parties to the Silver Lake Investment Agreement entered into that certain Third Amendment to Investment Agreement (the “Third Amendment”) and the parties to the Bain and Silver Lake Investment Agreement entered into that certain Second Amendment to Investment Agreement (the “Second Amendment”) to reflect the foregoing.

The foregoing descriptions of the Third Amendment and Second Amendment are qualified in their entirety by reference to the Third Amendment and Second Amendment, copies of which are filed herewith as Exhibits 10.01 and 10.02, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of the Registrant.

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The exchange of notes with respect to the special dividend and issuance of new notes under new indentures at the time such special dividend is paid will be effected in reliance upon the exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

Item 7.01 Regulation FD Disclosure.

On November 12, 2019, the Company issued a press release announcing the Company’s entry into the Third Amendment and Second Amendment, a copy of which is attached as Exhibit 99.01 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Document
10.01	Third Amendment to Investment Agreement, dated November 11, 2019, by and between NortonLifeLock Inc. and Silver Lake Partners IV Cayman (AIV II), L.P., SLP IV Seal Holdings, L.P. and SLP IV Seal II Holdings, L.P.
10.02	Second Amendment to Investment Agreement, dated November 11, 2019, by and between NortonLifeLock Inc. and BC Bearcat SPV, LP, BCIP Venture Associates, BCIP Venture Associates-B, BCIP Associates IV (US), L.P., BCIP Associates IV-B (US), L.P., BCIP T Associates IV (US), L.P., BCIP T Associates IV-B (US), L.P., Brookside Capital Partners Fund, L.P., FF Bearcat Holdings, LP, Silver Lake Partners IV Cayman (AIV II), L.P. and SLP IV Star Holdings, L.P.
99.01	Press Release dated November 12, 2019
104	The cover page of this Current Report on Form 8-K, formatted in Inline XBRL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NortonLifeLock Inc.

Date: November 12, 2019	By:	/s/ Vincent Pilette
Vincent Pilette Chief Executive Officer